UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number 000-26495

CYREN Ltd.
(Translation of registrant's name into English)

1 Sapir Road, 5th Floor Beit Ampa, P.O. Box 4014 Herzliya 46140, Israel
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On August 6, 2015, CYREN Ltd. (the “Company”) delivered written notice to Craig-Hallum Capital Group LLC, as sales agent  (“Craig-Hallum”), that it was terminating its At The Market Offering Agreement, dated May 15, 2015 (the "ATM Agreement"), pursuant to Section 8 of the ATM Agreement.  The termination of the ATM Agreement is effective on August 6, 2015 pursuant to the mutual agreement of Craig-Hallum and the Company.

Under the "at-the-market" equity offering facility (the "ATM Facility") under the ATM Agreement, the Company did not sell any of its ordinary shares, par value NIS 0.15 per share.  Upon the mutual agreement of the Company and Craig-Hallum, the ATM Facility is no longer available for use.

A copy of the ATM Agreement was filed as Exhibit 10.1 to the Company's Report on Form 6-K filed with the Securities and Exchange Commission on May 15, 2015 (the "Prior Form 6-K").  The description of the ATM Agreement contained in this Report on Form 6-K does not purport to be complete and is qualified in its entirety by reference to the copy of the ATM Agreement filed as Exhibit 10.1 to the Prior Form 6-K.

On August 6, 2015, the Company issued a press release announcing its termination of the ATM Agreement and corresponding conclusion of its ATM Facility.  A copy of this press release is attached hereto as Exhibit 99.1.

Exhibits.

The following information is furnished to the SEC as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	CYREN Ltd. Press Release, dated August 6, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYREN Ltd.

By:	/s/ J. Michael Myshrall
Name: J. Michael Myshrall
Title: Chief Financial Officer

Date: August 6, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	CYREN Ltd. Press Release, dated August 6, 2015.